FORECROSS CORPORATION
 (the "Company")

TO: ALL HOLDERS OF COMMON SHARES IN THE CAPITAL OF THE COMPANY

Please be advised that on July 2, 1997, the Company received the resignation of its current auditor, Coopers & Lybrand L.L.P. ("Coopers & Lybrand"). By resolution dated September 10, 1997, the Board of Directors of the Company appointed BDO Seidman, LLP ("BDO Seidman") as the new auditor of the Company effective September 10, 1997.

The Company reports that there have been no reservations in the auditor's reports of Coopers L Lybrand for the last two fiscal years reported on by Coopers & Lybrand ended September 30, 1996 and 1995. The auditor's reports of Coopers & Lybrand as of and for the years ended September 30, 1996 and 1995 were modified to reflect their conclusion that an uncertainty existed at those dates about the Company's ability to continue as a going concern.

The Company reports that there were no disagreements of any kind with Coopers & Lybrand during the two fiscal years reported on by Coopers & Lybrand ended September 30, 1996 and 1995.

Coopers & Lybrand disagreed with the Company's accounting for two specific transactions entered into in March 1997. Both transactions involved the licensing of software and the granting of certain exclusive marketing rights to two of the Company's distributors. It was the view of Coopers & Lybrand that the Company did not have sufficient information to support the allocation of revenue between the software licenses and the exclusive marketing rights.

BDO Seidman was retained to advise the Company on a recommended method of accounting for the two transactions in question as well as a subsequent similar transaction. BDO Seidman has recommended a method of accounting whereby the total dollar amount of the software license and distributor agreements will be amortized over periods commencing with the dates of their respective signing and ending December 31, 1999. The Company accepted this recommendation and accordingly restated its interim financial statements for the period ended March 31, 1997.

The Company  reports that it has never been  advised by Coopers & Lybrand  that:
(1) it does not have the internal controls necessary for the development of reliable financial statements; or (2) any information came to Coopers & Lybrand attention that led it to conclude that it could not any longer rely on management's representations, or made it unwilling to be associated with financial statements prepared by management; or, (3) there was any need to increase the scope of its audits.

Except for the disagreement regarding the two specific transactions described above, nothing has come to the attention of Coopers & Lybrand that in its opinion materially impacts the fairness of previously audited financial statements for the fiscal years ended September 30, 1996 and 1995.

Dated at San Francisco, California this 23rd day of September, 1997.

BY ORDER OF THE BOARD OF DIRECTORS



s/Kim O. Jones
President & CEO
FORECROSS CORPORATION